SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO /A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

INTERTRUST TECHNOLOGIES  CORPORATION
(Name of Subject Company (Issuer))

FIDELIO ACQUISITION COMPANY, LLC
FIDELIO SUB, INC.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
SONY CORPORATION OF AMERICA
STEPHENS ACQUISITION LLC
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46113Q109
(CUSIP Number of Class of Securities)

Elizabeth Coppinger, Manager Fidelio Acquisition Company, LLC c/o Sony Corporation of America 550 Madison Avenue, 33rd floor New York, New York 10022-3321 Telephone: (212) 833-8000	Ruud Peters, Manager Fidelio Acquisition Company, LLC c/o Koninklijke Philips Electronics N.V. Amstelplein 2 1096 BC Amsterdam The Netherlands Telephone: +31 (20) 597-7777
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Morton A. Pierce, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019-6092
Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$479,890,442	$44,150
*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all of the outstanding shares of common stock, par value $0.001 per share, of InterTrust Technologies Corporation (“InterTrust”) at a purchase price of $4.25 per share. As of November 13, 2002, there were 112,915,398 shares of InterTrust common stock outstanding on a fully diluted basis.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,150	Filing Party: Fidelio Acquisition Company, LLC

Form or Registration No.: Schedule TO	Date Filed: November 22, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

2

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on November 22, 2002 (as previously amended and amended hereby, the “Schedule TO”) by Fidelio Acquisition Company, LLC, a Delaware limited liability company (“Parent”), Fidelio Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Netherlands, Sony Corporation of America, a New York corporation, and Stephens Acquisition LLC, an Arkansas limited liability company. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of InterTrust Technologies Corporation, a Delaware corporation (“InterTrust”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of June 8, 2001, between InterTrust and American Stock Transfer and Trust Company, Inc., at a purchase price of $4.25 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by including the following:

The following is added to the end of the section entitled “16. Certain Legal Matters; Required
Regulatory Approvals—Litigation” on page 35 of the Offer to Purchase:

In connection with the Delaware Plaintiffs’ motions for expedited proceedings and for an order preliminarily enjoining the Offer, which motions were filed on December 2, 2002, the Delaware Chancery Court, on December 5, 2002, granted the motion for expedited proceedings after the Delaware Plaintiffs agreed to limit their motion for a preliminary injunction to the disclosure claims described below. The parties in the Delaware Plaintiffs' lawsuit are currently engaged in expedited discovery proceedings consistent with the Delaware Chancery Court's order. A hearing on the Delaware Plaintiffs' motion for preliminary injunction is currently scheduled to occur on December 16, 2002.

On December 6, 2002, the Delaware Plaintiffs filed an amended complaint, on behalf of themselves and all others similarly situated. The amended complaint, among other things, adds allegations that the disclosure contained in the Schedule 14D-9 is materially deficient and adds a request for an order enjoining the Offer pending disclosure of certain material information that is alleged to have been omitted from the Schedule 14D-9.

On December 9, 2002, a purported stockholder class action was filed by nine alleged stockholders of InterTrust against the members of the InterTrust Board and certain other unidentified parties. This lawsuit is described below:

JULIE M. BISHOP, ALBERT CASE, SHELDON E. KATZER, INC. EMPLOYEES RETIREMENT TRUST, STEPHEN STENTON, GEORGE PETERMAN, JOHN E. FRY, JR., BILLIE R. BRENNER, MICHAEL MCCARTHY AND DANIEL BROWN V. CURTIS A. HESSLER, ROBERT R. WALKER, LESTER HOCHBERG, DAVID C. CHANCE, DAVID LOCKWOOD, TIMO RIUKKA, SATISH K. GUPTA, VICTOR SHEAR AND DOES 1-25., CASE NO. CV813208, SANTA CLARA COUNTY SUPERIOR COURT OF THE STATE OF CALIFORNIA, FILED ON DECEMBER 9, 2002.

The allegations and relief sought in this lawsuit are substantially identical to those in the two purported stockholder class action lawsuits filed in the Santa Clara County Superior Court of the State of California on November 13, 2002, which are described above in this Offer to Purchase.

InterTrust and Parent believe that the allegations contained in the above-referenced lawsuits are entirely without merit and intend to defend against the claims vigorously.

The above description of the amended complaint filed by the Delaware Plaintiffs and the lawsuit filed in California on December 9, 2002 are qualified in their entirety by the text of the amended complaint and the complaint, respectively, copies of which are attached to the Schedule TO as Exhibits (a)(l)(L) and (a)(l)(M), respectively, and incorporated herein by reference.

3

Item 12.	Exhibits

Item 12 is hereby amended and supplemented to add the following exhibits:

(a)(1)(L)
Amended Complaint filed by James Kaufman and Barrie Kaufman, as trustees by and for the Kaufman Family Trust 9/03/98, and Colin Gilbert in the Court of Chancery, New Castle County, Delaware, on December 6, 2002.

(a)(l)(M)
Complaint filed by Julie M. Bishop, Albert Case, Sheldon E. Katzer, Inc. Employees Retirement Trust, Stephen Stenton, George Peterman, John E. Fry, Jr., Billie R. Brenner, Michael McCarthy and Daniel Brown in the Superior Court, Santa Clara County, California, on December 9, 2002.

4

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2002
FIDELIO ACQUISITION COMPANY, LLC

By:	/s/ Elizabeth Coppinger
Name: Elizabeth Coppinger
Title: Manager

By:	/s/ Ruud Peters
Name: Ruud Peters
Title: Manager

FIDELIO SUB, INC.

By:	/s/ Elizabeth Coppinger
Name: Elizabeth Coppinger
Title: Vice President

By:	/s/ Ruud Peters
Name: Ruud Peters
Title: Vice President

SONY CORPORATION OF AMERICA

By:	/s/ Steven E. Kober
Name: Steven E. Kober
Title: Senior Vice President

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Ruud Peters
Name: Ruud Peters*
Title: Executive Vice President Philips International B.V.

STEPHENS ACQUISITION LLC

By:	/s/ Jackson Farrow Jr.
Name: Jackson Farrow Jr.
Title: Manager

*	The power of attorney authorizing Mr. Ruud Peters to sign on behalf of Koninklijke Philips Electronics N.V. has been filed with the Schedule TO filed on November 22, 2002.

5

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 22, 2002.**

(a)(1)(B)	Form of Letter of Transmittal.**

(a)(1)(C)	Form of Notice of Guaranteed Delivery.**

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(a)(1)(G)	Press Release issued by Fidelio Acquisition Company, LLC on November 13, 2002, incorporated herein by reference to Schedule TO-C previously filed with the Securities and Exchange Commission.

(a)(1)(H)	Summary Advertisement, dated November 22, 2002, appearing in The Wall Street Journal.**

(a)(1)(I)	Complaint filed by Fabrizio Righetti in the Superior Court, Santa Clara County, California on November 13, 2002.**

(a)(1)(J)	Complaint filed by Jong-Ho Nam in the Superior Court, Santa Clara County, California on November 13, 2002.**

(a)(1)(K)
Complaint filed by James Kaufman and Barrie Kaufman, as trustees by and for the Kaufman Family Trust 9/03/98, and Colin Gilbert in the Court of Chancery, New Castle County, Delaware, on November 27, 2002.**

(a)(1)(L)
Amended Complaint filed by James Kaufman and Barrie Kaufman, as trustees by and for the Kaufman Family Trust 9/03/98, and Colin Gilbert in the Court of Chancery, New Castle County, Delaware, on December 6, 2002.

(a)(1)(M)
Complaint filed by Julie M. Bishop, Albert Case, Sheldon E. Katzer, Inc. Employees Retirement Trust, Stephen Stenton, George Peterman, John E. Fry, Jr., Billie R. Brenner, Michael McCarthy and Daniel Brown in the Superior Court, Santa Clara County, California, on December 9, 2002.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of November 13, 2002, by and among Fidelio Acquisition Company, LLC, Fidelio Sub, Inc. and InterTrust Technologies Corporation.**

(d)(2)	Letter Agreement, dated as of November 13, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(3)(A)	Confidentiality Agreement, dated as of May 16, 2002, by and between Sony Corporation of America and InterTrust Technologies Corporation.**

(d)(3)(B)	Confidentiality Agreement, dated as of July 8, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(3)(C)	Rider Regarding Confidential Information, dated as of September 30, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(4)
Form of Stockholder Tender and Support Agreements, dated as of November 13, 2002, by and among Fidelio Acquisition Company, LLC, Fidelio Sub, Inc. and certain stockholders of InterTrust Technologies Corporation.**

(d)(5)	Exclusivity Letter Agreement, dated as of November 10, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(6)(A)*	Patent License Agreement, dated as of May 20, 2002, by and between Sony Corporation and InterTrust Technologies Corporation.**

(d)(6)(B)	Amendment to Patent License Agreement, dated as of November 13, 2002, by and between Sony Corporation and InterTrust Technologies Corporation.**

(d)(6)(C)*	Foundation Patent License Agreement, dated as of November 13, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(d)(6)(D)	Amendment to Foundation Patent License Agreement, dated as of November 13, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.**

(g)	None.

(h)	None.

*
Portions of this exhibit have been omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Exchange Act. Such omitted portions have been filed separately with the Securities and Exchange Commission.

**	Previously filed.